[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

February 13, 2007

Mr. Mark S. Webb,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	First California Financial Group, Inc.

(Form S-4, File No. 333-138161)

Dear Mr. Webb:

On behalf of our client, First California Financial Group, Inc. (the “Company” or “First California”), we enclose herewith Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-4 (the “Form S-4”) and the Company’s responses to your letter, dated February 12, 2007 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form S-4. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 4. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly. References to page numbers herein are references to page numbers in Amendment No. 4.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

We also have indicated in certain of our responses that we believe no change in disclosure is appropriate, and have explained why. We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the Staff’s understanding of information available to it, which may be less than the information available to us. Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company represents that:

•	It will not assert the Staff’s review of the Form S-4 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FCB Bancorp Compensation Discussion and Analysis, page 187

1.	Revise to note whether FCB Bancorp or First California have a policy to cover recapturing bonuses or other compensation in the event that the metrics used to determine the compensation are later restated. Please refer to Item 402(b)(2) of Regulation S-K.

Securities and Exchange Commission

FCB Bancorp does not have a policy concerning the recapture of bonuses or other compensation in the event that the metrics used to determine compensation are later restated. Accordingly, the Company has revised page 188 in response. As indicated in the Form S-4, First California has not yet determined its compensation policies. This includes policies concerning recapture of bonuses or other compensation in the event that the metrics used to determine compensation are later restated. Accordingly, the Company has revised page 187 to clarify this.

Summary Compensation Table, page 191

2.	Revise the table, and subsequent tables, to include the two additional highly compensated executive officers. Please refer to Item 402(a)(3)(iii). If you do not have any additional executive officers whose total compensation did not exceed $100,000, so state.

Other than the FCB named executive officers and the National Mercantile named executive officers included in the Form S-4 (namely, Messrs. Kum, Santarosa and Anthony, for FCB Bancorp, and Messrs. Bartlett and Brown, for National Mercantile), there are no other currently anticipated executive officers of First California employed by either FCB Bancorp or National Mercantile. Accordingly, the Company has revised pages 191, 193 and 204 to clarify this.

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown

cc:	Timothy Geishecker

Amanda Roberts

Donald Walker

(Securities and Exchange Commission)

Romolo Santarosa

(FCB Bancorp)

David R. Brown

(First California Financial Group, Inc.)

Alan Spatz

(Troy & Gould PC)